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                 November 19, 2021

       Kris Vaddi, Ph.D.
       Chief Executive Officer
       Prelude Therapeutics Inc
       200 Powder Mill Road
       Wilmington, Delaware 19803

                                                        Re: Prelude
Therapeutics Inc
                                                            Registration
Statement on Form S-3
                                                            Filed November 12,
2021
                                                            File No. 333-261019

       Dear Kris Vaddi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Joe McCann at 202-551-6262 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Robert Freedman